

Mail Stop 3561

July 6, 2017

Liam Butterworth
President and Chief Executive Officer
Delphi Jersey Holdings PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

> **Re: Delphi Jersey Holdings PLC**
> **Form 10-12B**
> **Filed June 9, 2017**
> **File No. 001-38110**

Dear Mr. Butterworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Reasons for the Separation, page 2

1. You state that one of the reasons for the separation is for strategic focus by each of DPS and Delphi. Please briefly explain the differences between DPS and Delphi in terms of operating priorities and strategies.

<u>Questions and Answers about Us and the Separation</u>

<u>What are the material U.S. federal income tax consequences of the distribution? Page 10</u>

2. Please revise the statement that "[i]nformation regarding tax matters . . . is for general information purposes only" to remove the implication that investors are not entitle to rely on the disclosure in the information statement.

<u>Risk Factors, page 17</u>

3. To the extent material, please include a separate risk factor to address the risk that some of your officers and directors are not citizens of the United States or reside in the United States, and that it may be difficult to enforce judgments of a U.S. court against you or your officers and directors. For example, we note your disclosure that Mr. Butterworth is a Luxembourg employee on page 118.

<u>Our Separation From Delphi</u>

<u>General, page 40</u>

4. Please disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.

<u>Treatment of Equity-Based Compensation, page 41</u>

5. We note your disclosure on page 41 regarding the expected adjustment or conversion of Delphi outstanding restricted stock units held by DPS employees. Please include similar disclosures in MD&A and in the notes to the pro-forma financial statements including a discussion of any material compensation expense that may be incurred as a result of modifying such awards.

<u>Unaudited Pro Forma Condensed Combined Financial Statements</u>

<u>Notes to Unaudited Pro Forma Condensed Combined Financial Statements</u>

<u>Footnote (B), page 63</u>

6. Please tell us how these pro forma adjustments are factually supportable and directly attributable to the transaction. In this regard, please revise to clearly explain how you calculated or determined the amount of each adjustment. Please consider referencing the significant terms and amounts included in the relevant separation related agreements, as well as the time period the agreement will cover.

Footnote (F), page 63

7. We note in footnote (F) the number of shares used to compute diluted earnings per share will include any shares to be issued upon the exercise of all dilutive outstanding options. Please confirm if you have any outstanding options as of any of the periods included in your historical financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

8. We note from your disclosure on page 8 that following the distribution, you will enter into a Separation and Distribution Agreement to effect the separation and distribution, a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and certain other agreements that will govern the relationship between DPS and Delphi subsequent to the completion of the separation and distribution and provide for the allocation between DPS and Delphi of Delphi's assets, liabilities and obligations attributable to periods prior to the separation from Delphi. Once the terms of these agreements have been determined, please revise your disclosure in your MD&A section to discuss the significant amounts and terms related to these agreements.

Results of Operations, page 69

9. Please revise your discussion of the change in income statement line items in each period to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes. In this regard, we note that you quantify changes due to volume (net of contractual price reductions), foreign exchange and other. However, in light of the fact that it appears from your disclosure on page 70 that volume refers to several types of changes, such as OEM production schedule changes, vehicle sales mix, and net new/lost business, in addition to the fact that contractual price reductions are factored into the amount, we believe that additional detailed discussion regarding the reasons for the changes in volumes would be beneficial. Also, any changes due to selling price should also be discussed. Please revise accordingly. Refer to Instruction 4 to Item 303(A) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

Table of Contractual Commitments, page 89

10. We note that your table of contractual obligations and commitments is presented as of December 31, 2016. In light of the intention to enter into debt financing arrangements prior to or as part of the separation, please consider adding a note or revising to include a pro forma table of contractual obligations which reflects the timing of payments, if significant, related to the new arrangements.

Combined Statements of Cash Flows, page F-6

11. We note that within the cash flows from operating activities section of your cash flow statement, you have an "other, net" line item within changes in operating assets and liabilities that represents a significant portion of your net cash provided by operating activities. For each of the three years presented, please revise to break out any significant amounts included in this line item, or alternatively, explain to us what this amount represents.

Notes to the Audited Financial Statements

Note 17. Segment Reporting, page F-39

12. We note from your disclosure in Note 17 it appears that each of your segments manufactures or sells a variety of products and services such as fuel injections systems, powertrain products, electronic control modules, power electronics solutions, and various aftermarket products and services. Please revise Note 17 to disclose revenue from external customers for each product or service or each group of similar products and services as required by ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Cathy Birkeland, Esq.
        Latham & Watkins LLP